                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 11-K

                            -------------------------


(Mark one)

[X]                ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001


                                                         OR

[ ]              TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
                               ------------    ------------



                         Commission file number 1-12981

                            -------------------------



                  THE AMETEK 401(K)PLAN FOR ACQUIRED BUSINESSES
                            (Full title of the plan)


                                  AMETEK, INC.
                 37 NORTH VALLEY ROAD, BUILDING 4, P.O. BOX 1764
                         PAOLI, PENNSYLVANIA 19301-0801
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                         Report of Independent Auditors

The Administrative Committee
AMETEK 401(K) Plan for Acquired Businesses

We have audited the accompanying statements of financial condition of the AMETEK 401(K) Plan for Acquired Businesses as of December 31, 2001 and 2000, and the related statements of income and changes in plan equity for the years ended December 31, 2001 and 2000 and the eight month period ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the AMETEK 401(K) Plan for Acquired Businesses at December 31, 2001 and 2000, and the income and changes in plan equity for the years then ended and the eight month period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                             /s/ Ernst & Young LLP


Philadelphia, Pennsylvania
June 7, 2002

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES

                        STATEMENT OF FINANCIAL CONDITION

                                DECEMBER 31, 2001

------------------------------------------------------------------------------------------------------------------------------------
                                              FIXED                                       COMMON
                                             INCOME        BALANCED        EQUITY          STOCK          LOAN            TOTAL
                                              FUND           FUND           FUND           FUND          ACCOUNT
------------------------------------------------------------------------------------------------------------------------------------

ASSETS


   Investments at fair value:

      Guaranteed Investment Contracts      $ 1,383,879    $        --    $        --    $        --    $        --     $ 1,383,879

      Vanguard Group of Mutual Funds         4,514,227     11,227,971     16,097,573             --             --      31,839,771

      Fidelity Magellan Fund                        --             --      2,012,228             --             --       2,012,228

      BlackRock Small Cap Fund                      --             --        788,471             --             --         788,471

      AMETEK, Inc. common stock                     --             --             --      1,020,413             --       1,020,413

      Loans to participants                         --             --             --             --      1,398,077       1,398,077
                                           -----------------------------------------------------------------------------------------

      Total Investments                      5,898,106     11,227,971     18,898,272      1,020,413      1,398,077      38,442,839

   Receivables:

      Employee contributions                    37,913         89,702        199,115          7,244             --         333,974

      Employer contributions                    20,699         49,407        102,080          4,465             --         176,651

   Interfund accounts                            7,258         18,807         36,889          1,468        (64,422)             --
                                           -----------------------------------------------------------------------------------------

      Total Assets                         $ 5,963,976    $11,385,887    $19,236,356    $ 1,033,590    $ 1,333,655     $38,953,464
                                           =========================================================================================

LIABILITIES AND PLAN EQUITY


   Plan equity                             $ 5,963,976    $11,385,887    $19,236,356    $ 1,033,590    $ 1,333,655     $38,953,464
                                           -----------------------------------------------------------------------------------------

      Total liabilities and plan equity    $ 5,963,976    $11,385,887    $19,236,356    $ 1,033,590    $ 1,333,655     $38,953,464
                                           =========================================================================================



                             See accompanying notes.

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES

                        STATEMENT OF FINANCIAL CONDITION

                                DECEMBER 31, 2000

------------------------------------------------------------------------------------------------------------------------------------
                                              FIXED                                       COMMON
                                             INCOME        BALANCED        EQUITY          STOCK          LOAN            TOTAL
                                              FUND           FUND           FUND           FUND          ACCOUNT
------------------------------------------------------------------------------------------------------------------------------------

ASSETS


   Investments at fair value:

      Guaranteed Investment Contracts      $ 1,099,734    $        --    $        --    $        --    $        --     $ 1,099,734

      Vanguard Group of Mutual Funds         3,423,005      9,249,855     14,321,302             --             --      26,994,162

      Fidelity Magellan Fund                        --             --      1,736,650             --             --       1,736,650

      BlackRock Small Cap Fund                      --             --      1,261,213             --             --       1,261,213

      AMETEK, Inc. common stock                     --             --             --        459,465             --         459,465

      Loans to participants                         --             --             --             --      1,129,331       1,129,331
                                           -----------------------------------------------------------------------------------------

      Total Investments                      4,522,739      9,249,855     17,319,165        459,465      1,129,331      32,680,555

   Receivables:

      Employee contributions                    15,006         45,349        111,692             --             --         172,047

      Employer contributions                     9,202         23,292         54,409             --             --          86,903

   Interfund accounts                            3,002          6,699         13,046            309        (23,056)             --
                                           -----------------------------------------------------------------------------------------

      Total Assets                         $ 4,549,949    $ 9,325,195    $17,498,312    $   459,774    $ 1,106,275     $32,939,505
                                           =========================================================================================

LIABILITIES AND PLAN EQUITY


   Plan equity                             $ 4,549,949    $ 9,325,195    $17,498,312    $   459,774    $ 1,106,275     $32,939,505
                                           -----------------------------------------------------------------------------------------

      Total liabilities and plan equity    $ 4,549,949    $ 9,325,195    $17,498,312    $   459,774    $ 1,106,275     $32,939,505
                                           =========================================================================================



                             See accompanying notes.

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES

                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

                          YEAR ENDED DECEMBER 31, 2001

------------------------------------------------------------------------------------------------------------------------------------
                                          FIXED                                         COMMON
                                         INCOME         BALANCED         EQUITY          STOCK            LOAN            TOTAL
                                          FUND            FUND            FUND            FUND           ACCOUNT
------------------------------------------------------------------------------------------------------------------------------------

ADDITIONS

   Contributions:

      Employee                        $    343,251    $    917,696    $  2,088,165    $     67,474    $         --    $  3,416,586

      Employer                             193,547         488,721       1,022,528          41,548              --       1,746,344

      Rollovers from other plans           818,446       1,945,983       2,580,639         203,600         212,700       5,761,368
                                      ----------------------------------------------------------------------------------------------

         Total Contributions             1,355,244       3,352,400       5,691,332         312,622         212,700      10,924,298
                                      ----------------------------------------------------------------------------------------------

   Investment Income:

      Interest and dividends               262,870         449,391         254,665           4,539         104,637       1,076,102

      Net realized and unrealized
         gain (loss) on investments          8,901        (621,568)     (2,564,048)        183,069              --      (2,993,646)
                                      ----------------------------------------------------------------------------------------------

         Total Investment Income
            (Loss)                         271,771        (172,177)     (2,309,383)        187,608         104,637      (1,917,544)
                                      ----------------------------------------------------------------------------------------------

                                      ----------------------------------------------------------------------------------------------
         Total Contributions and
            Investment Income            1,627,015       3,180,223       3,381,949         500,230         317,337       9,006,754
                                      ----------------------------------------------------------------------------------------------

DEDUCTIONS


   Withdrawals and terminations           (821,827)       (859,967)     (1,115,246)        (10,628)       (185,127)     (2,992,795)

   Net interfund transfers                 608,839        (259,564)       (528,659)         84,214          95,170              --
                                      ----------------------------------------------------------------------------------------------

         Total                            (212,988)     (1,119,531)     (1,643,905)         73,586         (89,957)     (2,992,795)
                                      ----------------------------------------------------------------------------------------------

Increase in plan equity                  1,414,027       2,060,692       1,738,044         573,816         227,380       6,013,959

Plan equity at beginning of year         4,549,949       9,325,195      17,498,312         459,774       1,106,275      32,939,505
                                      ----------------------------------------------------------------------------------------------

Plan equity at end of year            $  5,963,976    $ 11,385,887    $ 19,236,356    $  1,033,590    $  1,333,655    $ 38,953,464
                                      ==============================================================================================



                             See accompanying notes.

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES

                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

                          YEAR ENDED DECEMBER 31, 2000

------------------------------------------------------------------------------------------------------------------------------------
                                          FIXED                                          COMMON
                                         INCOME         BALANCED         EQUITY          STOCK            LOAN            TOTAL
                                          FUND            FUND            FUND            FUND           ACCOUNT
------------------------------------------------------------------------------------------------------------------------------------

ADDITIONS


   Contributions:

      Employee                        $    156,480    $    596,624    $  1,489,905    $     20,649    $         --    $  2,263,658

      Employer                              87,582         276,960         649,333           9,683              --       1,023,558

      Rollovers from other plans         4,008,532       7,244,040      14,518,976         327,332         655,919      26,754,799
                                      ----------------------------------------------------------------------------------------------

         Total Contributions             4,252,594       8,117,624      16,658,214         357,664         655,919      30,042,015
                                      ----------------------------------------------------------------------------------------------

   Investment Income:

      Interest and dividends               151,479         327,428         947,665           1,898          49,404       1,477,874

      Net realized and unrealized
         gain (loss) on investments         20,991        (329,468)     (1,841,296)         92,571              --      (2,057,202)
                                      ----------------------------------------------------------------------------------------------

         Total Investment Income
            (Loss)                         172,470          (2,040)       (893,631)         94,469          49,404        (579,328)
                                      ----------------------------------------------------------------------------------------------

                                      ----------------------------------------------------------------------------------------------
         Total Contributions and
            Investment Income            4,425,064       8,115,584      15,764,583         452,133         705,323      29,462,687
                                      ----------------------------------------------------------------------------------------------

DEDUCTIONS


   Withdrawals and terminations           (913,599)       (450,283)     (1,186,922)         (6,832)        (89,503)     (2,647,139)

   Net interfund transfers                  60,963        (104,298)       (105,904)         14,473         134,766              --
                                      ----------------------------------------------------------------------------------------------

         Total                            (852,636)       (554,581)     (1,292,826)          7,641          45,263      (2,647,139)
                                      ----------------------------------------------------------------------------------------------

Increase in plan equity                  3,572,428       7,561,003      14,471,757         459,774         750,586      26,815,548

Plan equity at beginning of year           977,521       1,764,192       3,026,555              --         355,689       6,123,957
                                      ----------------------------------------------------------------------------------------------

Plan equity at end of year            $  4,549,949    $  9,325,195    $ 17,498,312    $    459,774    $  1,106,275    $ 32,939,505
                                      ==============================================================================================



                             See accompanying notes.

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES

                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

               FOR THE EIGHT MONTH PERIOD ENDED DECEMBER 31, 1999

------------------------------------------------------------------------------------------------------------------------------------
                                          FIXED                                          COMMON
                                         INCOME         BALANCED         EQUITY          STOCK            LOAN            TOTAL
                                          FUND            FUND            FUND            FUND           ACCOUNT
------------------------------------------------------------------------------------------------------------------------------------

ADDITIONS


   Contributions:

      Employee                        $     51,823    $    184,623    $    360,337    $        --     $         --    $    596,783

      Employer                              25,489          82,186         151,091             --               --         258,766

      Rollovers from other plans           912,986       1,479,842       2,300,931             --          355,540       5,049,299
                                      ----------------------------------------------------------------------------------------------

         Total Contributions               990,298       1,746,651       2,812,359             --          355,540       5,904,848
                                      ----------------------------------------------------------------------------------------------

   Investment Income:

      Interest and dividends                23,335          62,198         101,537             --            6,798         193,868

      Net realized and unrealized
         gain (loss) on investments         (4,668)         (9,169)        123,047             --               --         109,210
                                      ----------------------------------------------------------------------------------------------

         Total Investment Income            18,667          53,029         224,584             --            6,798         303,078
                                      ----------------------------------------------------------------------------------------------

                                      ----------------------------------------------------------------------------------------------
         Total Contributions and
            Investment Income            1,008,965       1,799,680       3,036,943             --          362,338       6,207,926
                                      ----------------------------------------------------------------------------------------------

DEDUCTIONS


   Withdrawals and terminations            (15,535)        (10,671)        (57,763)            --               --         (83,969)

   Net interfund transfers                 (15,909)        (24,817)         47,375             --           (6,649)             --
                                      ----------------------------------------------------------------------------------------------

         Total Deductions                  (31,444)        (35,488)        (10,388)            --           (6,649)        (83,969)
                                      ----------------------------------------------------------------------------------------------

Increase in plan equity                    977,521       1,764,192       3,026,555             --          355,689       6,123,957

Plan equity at beginning of period              --              --              --             --               --              --
                                      ----------------------------------------------------------------------------------------------

Plan equity at end of period          $    977,521    $  1,764,192    $  3,026,555    $        --     $    355,689    $  6,123,957
                                      ==============================================================================================



                             See accompanying notes.

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


1.       DESCRIPTION OF THE PLAN

The AMETEK 401(K) Plan for Acquired Businesses ("the Plan") was established on May 1, 1999 for the benefit of eligible employees of businesses acquired by AMETEK, Inc.

The following brief description of the Plan provides only summarized information. Participants should refer to the full Summary Plan Description for more complete information.

The Plan is a tax-deferred 401(k) defined contribution savings plan, which provides eligible employees of businesses acquired by AMETEK, Inc. ("AMETEK", or "the Company"), an opportunity to invest up to 14% of their compensation in one or a combination of investment programs (described in Note 3). Participants are fully vested at all times in both their contributions to the Plan and in Company contributions. If a participant terminates employment with the Company for any reason, he or she may receive a distribution following termination of employment or may elect to commence distributions at, or after age 55, but no later than age 70-1/2. When a participant attains age 59-1/2 while still an employee, he or she can elect to withdraw from his or her account balance. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age. The Plan also allows participants to borrow funds from their accounts, subject to a charge for administrative fees, and certain other limitations, and such amounts are reflected in a loan account until repaid by the participant (see Note 4).

The Plan provides for Company contributions equal to 100% of the amount contributed by each participant, up to a maximum percentage ranging from 2% to 6% of the participants' compensation as determined by the Board of Directors for each business. Matching Company contributions are credited to participants' accounts at the same time their contributed compensation is invested. However, the Company may make its matching contribution payment to the Plan at anytime prior to the due date prescribed by law for filing the Company's federal income tax return for that Plan year.

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA"), and applicable labor agreements. In the event of termination, each participant will receive the value of his or her separate account. Participants' collective accounts are represented by the Plan's equity as shown in the accompanying financial statements.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of financial statements

The accompanying financial statements have been prepared on the accrual basis of accounting, except for the non-accrual of a liability for amounts owed to former participants, which are reflected in plan equity in accordance with accounting principles generally accepted in the United States (see Note 8). Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Investment valuation

Investments in equity securities are carried at market value based upon closing market quotes on the last business day of the Plan year. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee.

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Guaranteed Investment Contracts ("GICs"), all of which are considered benefit-responsive, are reported at contract value, which approximates fair value. Fully benefit-responsive investment contracts are contracts that transfer financial risk of principal and interest to a responsible third party, and provide for participant-initiated transactions without conditions, limitations or restrictions. All other investment contracts are reported at fair value.

3.       INVESTMENT PROGRAMS

At December 31, 2001 and 2000, the Vanguard Fiduciary Trust Company was the Trustee and a party-in-interest of the Plan.

Each participant may have his or her accounts invested (up to certain specified limits) in one or a combination of the following investment programs:

(a)      The Fixed Income Funds:

         The Fixed Income Funds are comprised of the VRST Master Trust ("Trust"), whose assets were transferred from the Vanguard Retirement Savings Trust, in exchange for units of equal value, effective July 2, 2001. The Trust invests in a diversified portfolio of GICs issued by insurance companies and other financial institutions. Contributions to the retirement savings trust and proceeds from its GIC maturities are invested entirely in the Vanguard Stable Value Market Fund, which invests in a more diversified GIC portfolio. The Fixed Income Fund also holds investments in two additional Vanguard Funds: a Total Bond Market Index Fund and a Prime Money Market Fund. Investments of the Fixed Income Fund (carried at fair value) are shown in the table below:

                                                                               Balance
                                                                            at December 31,
                                                                     ----------------------------
                                                                        2001              2000
                                                                        ----              ----

            GICs                                                     $1,383,879        $1,099,734
                                                                     ----------        ----------
            Mutual Funds:
            Vanguard Prime Money Market Fund *                        2,877,021         2,589,541
            Vanguard Total Bond Market Index Fund (cost 2001-
                 $1,613,869 and 2000 - $817,565)                      1,637,206           833,464
                                                                     ----------        ----------
                                                                      4,514,227         3,423,005
                                                                     ----------        ----------

            Total Fixed Income Fund investments                      $5,898,106        $4,522,739
                                                                     ==========        ==========

            *At December 31, 2001 and 2000, this investment represents 5% or more of the fair value of the Plan's net assets.

         Income on the GICs is earned at interest rates ranging from 3.9% to 8.2% for the year ended December 31, 2001 and 5.1% to 8.2% for the year ended December 31, 2000. Variable-rate contracts are reset quarterly, but will not fall below zero. Other contracts with fixed rates of interest through maturity range between 5.5% and 7.4% for the year ended December 31, 2001 and 5.1% to 8.2% for the year ended December 31, 2000. The weighted average crediting interest rate for the Vanguard Retirement Savings Trust was approximately 5.8% for 2001 and 6.2% for 2000. The average yield for all investments within the Fixed Income Fund was 5.1% for the Plan year ended December 31, 2001 and 5.5% for the Plan year ended December 31, 2000, net of investment expenses.

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


3.       INVESTMENT PROGRAMS (continued)

(b)      The Balanced Funds:

         Participants investing in the Balanced Funds have two alternatives for allocating their accounts:

                  1. Vanguard LifeStrategy Growth Funds - Participants may select among three growth strategies (Conservative Growth, Moderate Growth, and Aggressive Growth), each with corresponding levels of asset allocations and investment risks. Each portfolio invests in various mutual funds within the Vanguard Group with fund objectives meeting the overall strategy chosen by the participant.

                  2. Vanguard Wellington Fund - This fund invests in dividend-paying large and mid-capitalization stocks of well-established companies, as well as bonds. The fund seeks income and long-term capital appreciation, with an average blend of assets of 65% in stocks and 35% in bonds.

         At December 31, 2001 and 2000 the investments of the Balanced Funds consisted of the following:

                                                            2001                                            2000
                                         -------------------------------------------     -------------------------------------------
                                          Number of                        Market         Number of                        Market
                                           Shares           Cost            Value          Shares           Cost            Value
                                         -----------     -----------     -----------     -----------     -----------     -----------

Vanguard LifeStrategy Growth Funds *         515,337     $ 9,064,646     $ 8,286,194         442,995     $ 7,992,047     $ 7,681,046
Vanguard Wellington Fund *                   107,915       3,003,335       2,941,777          55,612       1,576,751       1,568,809
                                         -----------     -----------     -----------     -----------     -----------     -----------


   Total Balanced Fund                       623,252     $12,067,981     $11,227,971         498,607     $ 9,568,798     $ 9,249,855
                                         ===========     ===========     ===========     ===========     ===========     ===========


            *At December 31, 2001 and 2000, this investment represents 5% of more of the fair value of the Plan's net assets.

         (c)      The Equity Funds:

                  The Equity Funds consist of mutual funds primarily in the Vanguard Group of Equity Funds. The fund includes the Vanguard Windsor II Fund, the Vanguard PRIMECAP Fund, the Vanguard International Growth Fund, the Vanguard Small-Cap Index Fund and the Vanguard 500 Index Fund. Equity Fund participants may also invest in the Fidelity Magellan Fund, which is a broadly diversified mutual fund investing in a wide range of worldwide stocks and other types of investments.

                  The BlackRock Small Cap Growth Portfolio is also included in the Equity Fund. Both the Vanguard funds and the BlackRock fund seek long-term capital appreciation.

                  All of the mutual funds mentioned above use various investment techniques, including foreign exchange and derivatives transactions, though generally these funds have significant limitations as to the use of such techniques. Shares in each fund are purchased at the net asset value of the respective funds and no direct commissions, fees or other charges are assessed against the accounts in these funds.

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


3.       INVESTMENT PROGRAMS (continued)


         At December 31, the investments of the Equity Fund consisted of the following:

                                                            2001                                            2000
                                         -------------------------------------------     -------------------------------------------
                                          Number of                        Market         Number of                        Market
                                           Shares           Cost            Value          Shares           Cost            Value
                                         -----------     -----------     -----------     -----------     -----------     -----------
Vanguard Group of Equity Funds:
   Vanguard Windsor II Fund *                 75,676     $ 1,976,950     $ 1,936,559          32,639     $   875,341     $   887,785
   Vanguard PRIMECAP Fund *                  135,612       8,460,261       6,986,725         112,944       7,443,836       6,819,565
   Vanguard Int'l Growth Fund                 43,628         837,733         654,855          33,137         699,931         625,297
   Vanguard Small-Cap Index Fund              41,261         869,140         817,787          30,621         683,508         595,279
   Vanguard 500 Index Fund *                  53,845       6,636,749       5,701,647          44,259       5,773,123       5,393,376
                                         -----------     -----------     -----------     -----------     -----------     -----------
      Total Vanguard Funds                   350,022      18,780,833      16,097,573         253,600      15,475,739      14,321,302
                                         -----------     -----------     -----------     -----------     -----------     -----------

Fidelity Magellan Fund *                      19,308       2,367,848       2,012,228          14,557       1,908,827       1,736,650
                                         -----------     -----------     -----------     -----------     -----------     -----------

Black Rock Small Cap. Fund                    61,696       1,468,998         788,471          64,578       1,701,074       1,261,213
                                         -----------     -----------     -----------     -----------     -----------     -----------

       Total Equity Fund                     431,026     $22,617,679     $18,898,272         332,735     $19,085,640     $17,319,165
                                         ===========     ===========     ===========     ===========     ===========     ===========

            *At December 31, 2001 and 2000, these investments represents 5% of more of the fair value of the Plan's net assets.

(d)      The Common Stock Fund:

         At December 31, 2001 and 2000, the assets of the Common Stock Fund were invested in AMETEK, Inc. common stock. At December 31, 2001, the investment consisted of 97,647 shares having a cost of $752,885 and a market value of $1,020,413. At December 31, 2000, such investment consisted of 53,991 shares having a cost of $370,107 and a market value of $459,465. Shares of AMETEK, Inc. common stock may be purchased by the Trustee on the open market or directly from AMETEK. Brokerage commissions paid are charged against the accounts invested in this Fund.

         A participant may change his or her contribution percentage election to any fund effective as of the first day of each calendar quarter. In addition, the plan provides for participant-directed investing, whereby participants may change their investment selection within or between investment programs or specific investment funds in which their contributions are invested at any time, subject to certain limitations. The Plan also permits a participant, at any time, to completely discontinue contributions on a prospective basis.

         There were approximately 1,500 participants in the Plan at December 31, 2001. Participants generally invest in more than one fund.

4.       LOANS TO PARTICIPANTS

         Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have up to two outstanding loans at any time, the sum of which may not exceed the maximum. Repayment terms of the loan are generally limited to no longer than 60 months from inception. The loans are secured by the balance in the participant's account, and bear interest at rates established by the Plan's administrative committee, which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at December 31, 2001 ranged between 5.7% and 11.5%.

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


5.       NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

The components of the net realized gains and losses and the change in the net unrealized gain and loss on equity investments, which are included in investment income at December 31, are as follows:

                                                                Year Ended December 31,
                                                  --------------------------------------------------
                                                     2001             2000               1999
                                                  -----------     -----------         -----------
                                                                                 (Eight Month Period)

Fixed Income Fund

Realized gain (loss)                              $     1,463      $     1,111      ($      687)

Change in net unrealized gain (loss)                    7,438           19,880           (3,981)
                                                  -----------      -----------      -----------
Total Fixed Income Fund                                 8,901           20,991           (4,668)
                                                  -----------      -----------      -----------


Balanced Fund

Realized (loss) gain                                 (100,501)         (20,999)           1,305
Change in net unrealized loss                        (521,067)        (308,469)         (10,474)
                                                  -----------      -----------      -----------
Total Balanced Fund                                  (621,568)        (329,468)          (9,169)
                                                  -----------      -----------      -----------


Equity Fund

Realized (loss) gain                                 (611,116)          46,225            2,001
Change in net unrealized (loss) gain               (1,952,932)      (1,887,521)         121,046
                                                  -----------      -----------      -----------
Total Equity Fund                                  (2,564,048)      (1,841,296)         123,047
                                                  -----------      -----------      -----------


Common Stock Fund

Realized gain                                           4,899            3,213
Change in net unrealized gain                         178,170           89,358               --
                                                  -----------      -----------      -----------
Total Common Stock Fund                               183,069           92,571               --
                                                  -----------      -----------      -----------


Total net realized and unrealized (loss) gain
   Included in investment income                  ($2,993,646)     ($2,057,202)     $   109,210
                                                  ===========      ===========      ===========

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


5.       NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

The net unrealized gain (loss) on investments included in the Plan's equity is as follows:

                                                                                          Common
                                     Fixed Income       Balanced          Equity          Stock            Total
                                         Fund             Fund             Fund            Fund
                                     -----------      -----------      -----------      -----------     -----------

Balance May 1, 1999                  $        --      $        --      $        --      $        --     $        --
Change for the period ended 1999          (3,981)         (10,474)         121,046               --         106,591
                                     -----------      -----------      -----------      -----------     -----------
Balance December 31, 1999                 (3,981)         (10,474)         121,046               --         106,591
Change for the year 2000                  19,880         (308,469)      (1,887,521)          89,358      (2,086,752)
                                     -----------      -----------      -----------      -----------     -----------


Balance December 31, 2000                 15,899         (318,943)      (1,766,475)          89,358      (1,980,161)

Change for the year 2001                   7,438         (521,067)      (1,952,932)         178,170      (2,288,391)
                                     -----------      -----------      -----------      -----------     -----------


Balance December 31, 2001            $    23,337      ($  840,010)     ($3,719,407)     $   267,528     ($4,268,552)
                                     ===========      ===========      ===========      ===========     ===========


6.       FEDERAL INCOME TAX STATUS

         The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code, and would, therefore, be exempt from federal income tax. However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from Federal income tax.

         Under the Plan, contributions will not be taxed to the employee until a distribution from the Plan is made.

7.       EXPENSES

         The expenses of administering the Plan are payable from the trust funds, unless the Company elects to pay such expenses. For all Plan periods presented, the Company elected to pay such expenses directly.

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


8.       DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

         The following is a reconciliation of Plan equity at December 31, 2001 and 2000, presented in the financial statements in accordance with accounting principles generally accepted in the United States, and the reduction for amounts owed to former participants upon withdrawal and termination from the Plan for the year ended December 31, 2001 compared to the amounts reported on Form 5500. Amounts owed to former participants are reported as liabilities on the Form 5500 for benefit claims that have been processed but not paid at year-end. Such amounts are not recorded as liabilities under accounting principles generally accepted in the United States.

                                         Fixed                                           Common
                                         Income         Balanced         Equity          Stock            Loan            Total
                                          Fund            Fund            Fund            Fund          Account
                                      ------------    ------------    ------------    ------------    ------------    ------------

Plan Equity

     December 31, 2001:
        Plan equity reported in the
           Financial statements       $  5,963,976    $ 11,385,887    $ 19,236,356    $  1,033,590    $  1,333,655    $ 38,953,464
        Amounts owed to former
           Participants                   (267,001)       (349,492)       (646,451)        (62,578)        (49,585)     (1,375,107)
        Plan equity (net assets)      ------------    ------------    ------------    ------------    ------------    ------------
           Reported on Form 5500      $  5,696,975    $ 11,036,395    $ 18,589,905    $    971,012    $  1,284,070    $ 37,578,357
                                      ============    ============    ============    ============    ============    ============

Plan Equity

     December 31, 2000:
        Plan equity reported in the
           Financial statements       $  4,549,949    $  9,325,195    $ 17,498,312    $    459,774    $  1,106,275    $ 32,939,505
        Amounts owed to former
           Participants                    (59,620)       (308,797)       (386,913)           (249)        (25,021)       (780,600)
        Plan equity (net assets)      ------------    ------------    ------------    ------------    ------------    ------------
           Reported on Form 5500      $  4,490,329    $  9,016,398    $ 17,111,399    $    459,525    $  1,081,254    $ 32,158,905
                                      ============    ============    ============    ============    ============    ============

Withdrawals and Terminations

Year ended December 31, 2001:

     Withdrawals and terminations
        reported in the financial
        statements                    $    821,827    $    859,967    $  1,115,246    $     10,628    $    185,127    $  2,992,795
     Add: Amounts owed to
        Former participants at
        December 31, 2001                  267,001         349,492         646,451          62,578          49,585       1,375,107
     Less:  Amounts owed to
        Former participants at
        December 31, 2000                  (59,620)       (308,797)       (386,913)           (249)        (25,021)       (780,600)
     Payments to provide benefits     ------------    ------------    ------------    ------------    ------------    ------------
        Reported on Form 5500         $  1,029,208    $    900,662    $  1,374,784    $     72,957    $    209,691    $  3,587,302
                                      ============    ============    ============    ============    ============    ============

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                 The AMETEK 401(K) Plan
                                                 for Acquired Businesses
                                              --------------------------------
                                                     (Name of Plan)



Dated:  June 14, 2002               By:      /s/ John J. Molinelli
                                         ---------------------------------------
                                                 John J. Molinelli, Member,
                                                 Administrative Committee

                 THE AMETEK 401(K) PLAN FOR ACQUIRED BUSINESSES

                                  EXHIBIT INDEX


Exhibit Number                  Description
--------------                  -----------

     23                         Consent of Independent Auditors